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                                                                      EXHIBIT 8

                        [LETTERHEAD OF BAKER & DANIELS]

                                                                January 8, 2001

Bindley Western Industries, Inc.
Indianapolis, Indiana

Ladies and Gentlemen:

   We have acted as counsel to Bindley Western Industries, Inc., an Indiana corporation ("Bindley Western") in connection with the merger (the "Merger") of Brick Merger Corp., an Indiana corporation ("Merger Sub") and a wholly owned subsidiary of Cardinal Health, Inc., an Ohio corporation ("Cardinal") with and into Bindley Western under and pursuant to the Agreement and Plan of Merger (the "Merger Agreement") among Cardinal, Merger Sub and Bindley Western dated as of December 2, 2000. In that capacity, you have requested our opinion as to certain federal income tax matters incident to the Merger.

   For purposes of rendering this opinion, we have examined the Merger Agreement, the Registration Statement on Form S-4 (including the Proxy Statement/Prospectus that is a part thereof) to be filed by Cardinal with the Securities and Exchange Commission with respect to the issuance of Cardinal common shares in connection with the Merger and such other documents as we have deemed to be appropriate. We have also been furnished with representations as to certain factual matters by officers of Bindley Western and officers of Cardinal.

   Based upon and subject to the accuracy of the foregoing, we are of the opinion, under the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, official pronouncements of the Internal Revenue Service, and relevant judicial decisions, all as in effect on this date, for federal income tax purposes, that:

     (1) The Merger will constitute a reorganization within the meaning of
  Section 368(a) of the Code;

     (2) Cardinal, Merger Sub and Bindley Western will each be a party to the reorganization under Section 368(b) of the Code; and

     (3) Pursuant to Section 354 of the Code, shareholders of Bindley Western will not recognize gain or loss upon the receipt of Cardinal common shares as a result of the Merger (except to the extent a shareholder of Bindley Western receives cash in lieu of fractional share interests in Cardinal).

   We are furnishing this opinion solely to you in connection with the transactions contemplated by the Merger Agreement, and it is not to be relied upon, used, circulated, quoted, or otherwise referred to for any other purpose or by any other party without our prior written consent.

   We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the captions "United States Federal Income Tax Consequences" and "Legal Matters" in the Proxy Statement/Prospectus. Such consent does not concede that we are an "expert" for the purposes of the Securities Act of 1933.

                                         Very truly yours,

                                         /s/ Baker & Daniels